Exhibit 1

STOCKHOLDERS’ AGREEMENT

This STOCKHOLDERS’ AGREEMENT dated as of December 27, 2002 is among (i) Liberty Media Corporation, a Delaware corporation (“LMC”), (ii) Liberty Media International, Inc., a Delaware corporation (“LMINT”), (iii) Liberty Holdings Europe, Inc., a Colorado corporation (“Liberty Europe”), and (iv) BCI International Investments, LLC, a Delaware limited liability company (“Bresnan”).

R E C I T A L S

LMC, LMINT, Liberty Europe and Bresnan have entered into a Stock Purchase Agreement (the “Purchase Agreement”) dated December 27, 2002 pursuant to which LMINT, LMC and Liberty Europe will sell to Bresnan, and Bresnan will purchase from LMC, LMINT and Liberty Europe, certain capital stock of the Subject Companies (as defined therein).  A condition to the parties’ obligations under the Purchase Agreement is that LMC, LMINT, Liberty Europe and Bresnan enter into this Agreement to provide for certain matters regarding the relationship among them.

A G R E E M E N T

In consideration of the mutual covenants contained herein, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1          Defined Terms.  The following terms will have the following meanings:

“Affiliate” means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with such person.

“Board” means the Board of Directors of a Subject Company.

“Bresnan Group” means (i) Bresnan, (ii) William J. Bresnan, (iii) any Bresnan Family Member and (iv) any other person or persons that are, directly or indirectly, at least 51% owned or at least 51% Controlled by any one or more of the foregoing persons; provided, that, in each case, such foregoing person or persons have no agreement with any other person pursuant to which such other person has the right, directly or indirectly, to direct the actions or influence the Control of such foregoing person or persons.

“Bresnan Family Member” means (i) William J. Bresnan’s spouse and descendants (including spouses of his descendants) and (ii) any trust established, directly or indirectly, solely for the benefit of William J. Bresnan or William J. Bresnan’s spouse or descendants (including spouses of his descendants).

“Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day on which commercial banks in New York, New York are authorized or required to be closed.

“Change of Control” means the acquisition of exclusive Control by any person other than the Liberty Stockholders or one or more Affiliates of the Liberty Stockholders.

“Closing” means the Closing as defined in the Purchase Agreement.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Common Stock” means the common stock of any Subject Company.

“Control” (and correlative terms) means the possession of the power, whether by contract, equity ownership or otherwise, to direct or cause the direction of the policies or management of a person.

“Fair Market Value” means, (a) as to any Marketable Securities that are, at the time of determination, listed for trading on a securities exchange, the Market Price of such Marketable Securities and (b) as to any Marketable Securities that are not so listed, the fair market value thereof as determined in good faith by the Board of the Subject Company and, if requested by notice given by any Stockholder, determined by KPMG LLC, whose determination will be conclusive and binding.

“Flex Holdings” means Liberty Flex Holdings Ltd.

“Holding LLC” means Liberty International B-L LLC, a Delaware limited liability company the members of which on the date hereof are the Subject Companies.

“Liberty Stockholders” means LMC, LMINT and Liberty Europe and their permitted successors and assigns.

“Liquidity Event” means, as to any Subject Company, (i) an initial public offering of the common stock of such Subject Company on a U.S. securities exchange, (ii) the sale of such Subject Company’s assets or capital stock to a person that is not an Affiliate of any Stockholder of such Subject Company or (iii) the liquidation and winding up of such Subject Company and, as to Holding LLC, means (i) the sale of  Holding LLC’s assets or units to a person that is not an Affiliate of any member of Holding LLC or (ii) the liquidation and winding up of Holding LLC.

“Market Price” means, for any security which is traded on a securities exchange, the average of the closing prices of such security on the principal exchange on which it is traded for a period of 10 trading days ending on the third trading day prior to the date on which the Market Price thereof is to be determined.

“Marketable Securities” means (a) securities of Telewest and UGC and (b) securities of any other corporation (i) which are listed on a national securities exchange in the United States of America or are authorized for inclusion in the Nasdaq National Market System, or are listed on the principal national securities exchange of Tokyo, London, Paris or Amsterdam, and

(ii) which, for the six calendar months preceding any date of determination, had an average daily trading volume of $500,000 or more or an equivalent amount in local currency.  Securities of corporations other than Telewest and UGC will not be deemed to be Marketable Securities for purposes of a Third Party Offer if the number of shares or other units to be delivered as consideration pursuant to a Third Party Offer exceeds 5% of the average number of shares or other units of the same class outstanding during the previous six calendar months.

“person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity.

“Preferred Stock” means the preferred stock of any Subject Company.

“Shares” means shares of Common Stock or Preferred Stock or both, as the context requires.

“Stockholder” means a holder of Common Stock or Preferred Stock or both, as the context requires.

“Subject Company” means any of the corporations listed on Schedule 1.

“Telewest” means Telewest Communications plc or its successor.

“Third Party” means, with respect to any person, any other person that is not an Affiliate of such person and, in the case of Bresnan, is not a member of the Bresnan Group.

“Transfer” means to directly or indirectly sell, transfer, assign or otherwise dispose of, either voluntarily or involuntarily, and whether or not for any consideration.

“UGC” means UnitedGlobalCom, Inc. or its successor.

Any capitalized term that is used but not defined in this Agreement will have the meaning given it in the Purchase Agreement.

ARTICLE 2
BRESNAN CONSENT RIGHTS

2.1          Consent Rights for Certain Corporate Events.  So long as the Preferred Stock is outstanding and held by Bresnan or any member of the Bresnan Group, without the approval of the holders of all of the outstanding shares of Common Stock and Preferred Stock of a Subject Company, voting together as a single class, none of the Subject Companies shall (except in connection with a Liquidity Event under Section 5.3):

(a)           commence any bankruptcy or insolvency proceeding or cause Holding LLC or Flex Holdings to do so, acquiesce to the appointment of a receiver, trustee, custodian or liquidator or cause Holding LLC or Flex Holdings to do so or admit the material allegations of a petition filed against the Subject Company, Flex Holdings or Holding LLC in any bankruptcy or insolvency proceeding;

(b)           change its organizational form or the organizational form of Holding LLC or Flex Holdings other than:  (i) a conversion of the Subject Company to a limited liability company so long as the rights of holders of Preferred Stock are not adversely affected by such conversion and (ii) a liquidation, dissolution or winding up of the Subject Company, Flex Holdings or Holding LLC;

(c)           sell all or substantially all of the assets of the Subject Company or approve the sale of all or substantially all of the assets of Holding LLC or Flex Holdings, except in a share exchange, merger or similar transaction involving a public company, securities of which are owned by the Subject Company, Flex Holdings or Holding LLC (such as Telewest or UGC as of the date hereof), that has been recommended or approved by the board of directors of such public company, provided that the Subject Company, Flex Holdings or Holding LLC is not a party to such share exchange, merger or similar transaction;

(d)           sell any material assets of the Subject Company or approve the sale of any material assets of Holding LLC or Flex Holdings other than for cash, except in a share exchange, merger or similar transaction involving a public company, securities of which are owned by the Subject Company, by Flex Holdings or by Holding LLC (such as Telewest or UGC as of the date hereof), which has been recommended or approved by the board of directors of such public company;

(e)           engage in or enter into a contract, arrangement or transaction with any Stockholder of the Subject Company, Holding LLC or Flex Holdings or any Affiliate of a Stockholder of the Subject Company, Holding LLC or Flex Holdings or cause Holding LLC or Flex Holdings to do so, except for unsecured loans by such persons to the Subject Company, Flex Holdings or Holding LLC to fund operations of Princes Holdings, Ltd., the Subject Company, Flex Holdings or Holding LLC or enable them to pay existing debt incurred to fund operations, provided that, except for repayments of debt incurred to fund operations, none of such companies will incur costs not historically incurred except as contemplated by the Transaction Documents;

(f)            issue or sell any shares of capital stock or other securities or rights or create any subsidiary, or cause Holding LLC or Flex Holdings to do so;

(g)           amend, alter or repeal its articles of incorporation or association (except to permit conversion to a limited liability company as provided in (b) above) or bylaws or the operating agreement of Holding LLC or waive any provision thereof;

(h)           incur or guarantee any debt or cause Holding LLC or Flex Holdings to do so, except for unsecured loans from a Stockholder of the Subject Company or an Affiliate of a Stockholder to fund operations of the Subject Company, Flex Holdings or Holding LLC;

(i)            purchase any additional material assets or cause Holding LLC or Flex Holdings to do so, except in exchange or substitution for assets then held by the Subject Company, by Flex Holdings or by Holding LLC;

(j)            declare or pay any dividends or cause Holding LLC or Flex Holdings to make any distributions, except to the extent permitted by this Agreement, the articles of incorporation of any Subject Company or Flex Holdings or the operating agreement of Holding LLC;

(k)           purchase or redeem any securities of the Subject Company or Flex Holdings or cause Holding LLC or Flex Holdings to redeem any capital stock or unit therein; or

(l)            enter into an agreement or otherwise commit to do any of the foregoing.

2.2          Matters Not Requiring Bresnan Consent.  Any matters other than those described in Section 2.1 as requiring the consent of Bresnan or members of the Bresnan Group may be approved by the Board of each Subject Company or Flex Holdings or the Board of Directors of Holding LLC, as applicable, without consultation with Bresnan or any member of the Bresnan Group unless applicable corporate law provides otherwise.

2.3          Information to be Provided to Bresnan.  The Liberty Stockholders will cause the Board of Directors of each Subject Company and of Flex Holdings and the management of Holding LLC to deliver to Bresnan from time to time copies of all actions by written consent and minutes of meetings held by them.

ARTICLE 3
SHARE TRANSFER RESTRICTIONS

3.1          Transfers Not Subject to Right of First Refusal and Tag-Along.  The following Transfers are not subject to the rights of first refusal set forth in this Article 3 or the tag-along rights set forth in Article 4: (a) any Transfer by a Liberty Stockholder to a person that is an Affiliate of such Stockholder, so long as the Transferee continues to be an Affiliate of the Transferring Stockholder at all times while it owns any Shares, (b) any Transfer by Bresnan to any member of the Bresnan Group, so long as the Transferee continues to be a member of the Bresnan Group at all times while it owns any Shares, and (c) any Transfer by Bresnan to an Affiliate that is not a member of the Bresnan Group with Liberty’s consent, which shall not unreasonably be withheld, so long as the Transferee continues to be an Affiliate of the Transferring Stockholder at all times while it owns any Shares.  In each case under (a), (b) and (c)  the Transferee must, prior to the Transfer, execute and deliver to the other Stockholders an agreement in form and substance reasonably satisfactory to the other Stockholders agreeing to be bound by this Agreement.

3.2          Permitted Pledges.  The provisions of Sections 3.3, 3.4 and 3.5 and of Article 4 will not apply to any pledge of Shares as security pursuant to a bona fide loan transaction or to any hedging transactions, provided that (a) the Stockholder that owns the Shares gives notice to the other Stockholders of such Subject Company of such pledge or hedge at least 10 days prior to effecting it and (b) the pledgee or counterparty to the hedging transaction, as applicable, agrees in writing to be bound by and comply with all provisions of this Agreement applicable to the pledgor.  Any transfer of title to, or beneficial interest in, any Shares to a pledgee or counterparty to a hedging transaction will be subject to the other Stockholders’ rights of first refusal under this Article 3, but will not be subject to the tag-along rights in Article 4.

3.3          No Transfers Without Compliance.  Except as permitted by Section 3.1, a Selling Stockholder will not directly or indirectly Transfer (including by a direct or indirect

Transfer of equity interests in or voting rights with respect to any Stockholder) any of its Shares except pursuant to a bona fide written offer from a Third Party and after complying with this Article 3 and Article 4.  To constitute a bona fide offer, the Offer must provide for consideration for the Shares to be paid exclusively in the form of cash or Marketable Securities or a combination thereof.  Any attempt to Transfer Shares in violation of this Agreement will be void ab initio and any purported Transferee will not be recognized as the holder of such Shares. Each Stockholder will cause any Third Party that makes a Third Party Offer for any of its Shares to comply with the provisions of this Article 3 and Article 4.

3.4          Offer Notices; Acceptance.

(a)           If any Stockholder (a “Selling Stockholder”) receives a bona fide written offer from a Third Party to purchase, directly or indirectly (including by a direct or indirect Transfer of equity interests in or voting rights with respect to any Stockholder), all or a portion of the Shares of any Subject Company owned by it (a “Third Party Offer”) and desires to accept the Third Party Offer, the Selling Stockholder will, before accepting the Third Party Offer, deliver to the other Stockholders of that Subject Company (each, an “Offeree Stockholder”) a written offer (an “Offer”) to the Offeree Stockholders to purchase such Shares in accordance with this Article 3 or (if the Third Party Offer is for all of a Selling Stockholder’s Shares in any Subject Company) for the Offeree Stockholders to exercise their tag-along rights under Article 4. The Offer will state that the Selling Stockholder has received a bona fide offer from a Third Party (the “Third Party Offeror”), the number of Shares proposed to be sold, the price and all of the other terms and conditions of the Offer and the name and address of the Third Party that made the Offer.

(b)           Each Offeree Stockholder’s rights under Articles 3 and 4 must be exercised, if at all, by delivery of written notice to the Selling Stockholder within 30 days after the Offeree Stockholder’s receipt of the Offer (the “Acceptance Period”), stating whether such Offeree Stockholder wishes to exercise its right of first refusal under this Article 3 or its tag-along rights under Article 4.

3.5          Rights of First Refusal.

(a)           The Offeree Stockholders will have the right in the aggregate to purchase (or to cause their designees to purchase) all, but not a part, of the Selling Stockholder’s Shares that are the subject of the Third Party Offer on the terms set forth in the Offer on a pro rata basis.  If the Offeree Stockholders as a group elect to purchase less than all of the Shares proposed to be Transferred by the Selling Stockholder, the Selling Stockholder will give notice of such fact to the Offeree Stockholders who elected to purchase Shares.  Such Offeree Stockholders may then elect, by notice to the Selling Stockholder given within 30 days after receipt of such notice, to purchase additional Shares from the Selling Stockholder on a pro rata basis or on such other basis as is agreed among them, so that all of the Shares proposed to be sold by the Selling Stockholder will be purchased by Offeree Stockholders.

(b)           If the Third Party Offer includes consideration consisting in whole or in part of Marketable Securities, the Offeree Stockholders will have the right to purchase the Shares proposed to be sold either for cash in an amount equal to the aggregate Fair Market Value of such Marketable Securities or for such Marketable Securities.  Any purchase by Offeree Stockholders of Shares under this Section 3.5 will be consummated on a Business Day designated by the Selling Stockholder at the offices of the Selling Stockholder no less than 10, and no more than 60, days after the delivery of such notice, or after such longer period as is reasonably required to obtain any required consent of, or to make any required filing with, any governmental agency the lack of which would have a material adverse effect on the Selling Stockholder, any Offeree Stockholder or the Subject Company.

(c)           If the Offeree Stockholders do not elect to purchase all of the Offered Shares, the Selling Stockholder may (subject to Article 4) sell such Shares on the terms and conditions of the Offer to the Third Party Offeror within 60 days after expiration of the Acceptance Period, or such longer period as is reasonably required to obtain any required consent of, or to make any required filing with, any governmental agency the lack of which would have a material adverse effect on the Selling Stockholder, the Subject Company or the Third Party Offeror.  If such sale is not made within such period, the provisions of this Article 3 will again become effective as to such Shares.  If any consent or filing required by this paragraph (c) cannot be made or obtained within 12 months after the date an Acceptance Notice is given, the Shares owned by the Selling Stockholder that were the subject of the Third Party Offer will not be sold to the Third Party and such Shares again will be subject to the provisions of this Article 3.

ARTICLE 4
TAG-ALONG RIGHTS

4.1          Tag-Along Rights.  If the Third Party Offer is to purchase all of the Selling Stockholder’s Shares in any Subject Company, each Offeree Stockholder will have the right, exercisable by giving an Acceptance Notice as provided in Section 3.4, to sell Shares in the Subject Company identified in the Offer to the Third Party Offeror on the same terms as those set forth in the Third Party Offer.  If any of the Offeree Stockholders gives an Acceptance Notice electing to exercise such right (an “Electing Stockholder”), it will sell to the Third Party Offeror all of its Shares in that Subject Company.

4.2          Transfer of Shares under Tag-Along.

(a)           The closing of any purchase and sale of Shares pursuant to this Article 4 will occur on the latest of (i) the fifth Business Day after the Electing Stockholders give the Acceptance Notice and (ii) the day that is two Business Days after all required consents are obtained from, or any required filings made with, any governmental agency, the lack of which would have a material adverse effect on the Selling Stockholder, any Electing Stockholder, the Subject Company or the Third Party Offeror.  If any consent or filing required by clause (ii) of the preceding sentence cannot be obtained within 12 months after the date an Acceptance Notice is given, the Shares owned by the Selling Stockholder that were the subject of the Third Party Offer will not be sold to the Third Party Offeror and such Shares again will be subject to the provisions of this Article 4.

(b)           At the closing, upon receipt of the consideration for its Shares being Transferred, each Electing Stockholder will Transfer to the Third Party Offeror all of the record and beneficial interests in the Shares being sold, free and clear of all liens, claims and encumbrances, and will deliver such share certificates, bills of sale and other instruments, and will take such other actions, as the Third Party Offeror may reasonably request to effectively vest title to the Shares so purchased in the Third Party Offeror.  The closing of the sale of Shares by any Electing Stockholders to the Third Party Offeror will take place at the same time and at the same place as the purchase and sale of the Selling Stockholders’ Shares to the Third Party Offeror.  If the Third Party Offeror fails to purchase any Shares to be sold to it by Electing Stockholders, the Selling Stockholder that received the Third Party Offer will not Transfer any Shares to the Third Party Offeror and its Shares again will be subject to the provisions of this Article 4.

ARTICLE 5
LIQUIDATION

5.1          Distribution of Assets Upon Liquidation.  If any liquidation, or deemed liquidation under the Code, of any Subject Company, Flex Holdings or Holding LLC results in taxable gain to Bresnan because the fair market value of the assets distributed exceeds the amount set forth under the heading “Subject Company Base Amount” with respect to such assets on Schedule 1 (such excess, the “Appreciation”), such Liberty Stockholder will use all reasonable commercial efforts to cause that Subject Company to distribute pro rata to each Stockholder of the Subject Company cash or Marketable Securities having a fair market value (as determined under the Code) on the date of liquidation or deemed liquidation equal to 20 percent of the Appreciation.

5.2          Bresnan Liquidation Rights.  Bresnan or any member of the Bresnan Group will have the right, at any time beginning on the first anniversary of the date of this Agreement, to cause any or all of the Subject Companies, Flex Holdings and Holding LLC to be liquidated if there has occurred either a) a Change of Control of any Liberty Stockholder, of Flex Holdings or of Holding LLC or b) the permanent disability (evidenced by a certificate of a medical doctor reasonably satisfactory to the Liberty Stockholders) or death of William J. Bresnan, and provided in either case that no liquidation, or deemed liquidation under the Code, of the Subject Companies, Flex Holdings or Holding LLC, as applicable, has occurred previously.  Such right will be exercised, if at all, by notice to the Boards of the Subject Companies and to the Liberty Stockholders.  Upon receipt of such notice the Board of each Subject Company will as promptly as practicable cause the Subject Company, Flex Holdings and Holding LLC to be liquidated and wound up.

5.3          Bresnan Right to Trigger Liquidity Event.  Bresnan or any member of the Bresnan Group will have the right, exercisable at any time beginning on the third anniversary of the date of this Agreement, to give notice to the Board of each of the Subject Companies demanding that the Board cause a Liquidity Event to occur, if no Liquidity Event has yet occurred as to that Subject Company.  The Board of such Subject Company will, within 30 days after receipt of such a notice, elect one of the Liquidity Events in its sole discretion and proceed as promptly as practicable to cause such Liquidity Event to occur.  If the Boards of the Subject Companies elect to liquidate and wind up all of the Subject Companies (or the last of the Subject Companies, if the others previously have been liquidated), the Subject Companies will, if Bresnan so requests, also liquidate and wind up Flex Holdings.  The holders of Preferred Stock will use all commercially reasonable efforts to cooperate to effect the Liquidity Event chosen by the Board.  The Subject Company will pay all of its own costs and expenses, and all reasonable costs and expenses of its Stockholders, in effecting the Liquidity Event.

5.4          No Liquidation for One Year.  The Liberty Stockholders agree not to take any action which would cause the liquidation, or deemed liquidation under the Code, of any Subject Company or Holding LLC within the period of 365 days after the date of this Agreement.  After that period the Liberty Stockholders may without the consent of any holder of Preferred Shares (subject to compliance with applicable corporate law) or preferred units of Holding LLC (subject to compliance with applicable limited liability company law), as applicable, elect to a) convert any or all of the Subject Companies to limited liability companies so long as Bresnan’s rights as a holder of Preferred Stock are not adversely affected by such conversion or b) liquidate, dissolve and wind up any or all of the Subject Companies and Holding LLC.  The Liberty Stockholders may, without the consent of any holder of Preferred Stock or the preferred units of Holding LLC, cause Holding LLC to liquidate, dissolve and wind up Flex Holdings at any time.  Either the Liberty Stockholders or Bresnan may cause the liquidation, dissolution and winding up of Holding LLC at any time after the expiration of 365 days from the date of this Agreement.

ARTICLE 6
OTHER COVENANTS

6.1          Distribution of Assets in Kind.  Any distribution of assets other than cash of any Subject Company will be subject to the receipt of any regulatory approvals and waivers deemed necessary by the Board of such Subject Company and will be made, to the extent practicable, so that each Stockholder receives its proportionate share (after payment of any preferences to be paid under the Subject Company’s articles of incorporation) of each asset of such Subject Company.  The Liberty Stockholder of any Subject Company that distributes assets in kind will use its reasonable commercial efforts to cause any assets other than cash that are distributed to the Stockholders to be freely transferable by the Stockholders.  The Stockholders acknowledge that any Class C common stock of UGC which is distributed to the holder of Preferred Stock must, prior to such distribution, be converted to Class A common stock of UGC.  Any distribution of Subject Company assets will be made in accordance with the articles of incorporation of the Subject Company.

6.2          Agreements Regarding Telewest.

(a)           From the date hereof until the date on which the U.K. Panel on Takeovers and Mergers confirms that the concert party relationship between Bresnan and the Liberty Stockholders has terminated, neither Bresnan nor any member of the Bresnan Group will (and each will cause its Affiliates and Transferees not to) do any act (including making any direct or indirect transfer of capital stock of a Subject Company, or of voting or equity interests in Bresnan, any member of the Bresnan Group or their Transferees, which represents, directly or indirectly, a voting interest in such Subject Company or Bresnan of 20 percent or more at a time when such Subject Company directly or indirectly owns any securities of Telewest) which would cause any person other than Bresnan and its Affiliates to be “acting in concert” (as such term is defined in the U.K. City Code on Takeovers and Mergers) with the Liberty Stockholders, unless the Liberty Stockholders have first obtained assurances reasonably satisfactory to them that no material adverse consequences will result under the U.K. City Code on Takeovers and Mergers.  Bresnan and the members of the Bresnan Group that hold any Shares from time to time will cause any Transferee of Shares to agree in writing to comply with the provisions of this Section 6.2 prior to the Shares being Transferred.

(b)           The Liberty Stockholders jointly and severally will indemnify, defend and hold harmless Bresnan and its officers, directors, owners, Affiliates and agents from and against any loss, cost, liability, damage or expense incurred by Bresnan arising directly and exclusively from any action by any Liberty Stockholder or any person “acting in concert” (as such term is defined in the U.K. City Code on Takeovers and Mergers) with the Liberty Stockholders (except for Bresnan and its Affiliates) with respect to Telewest securities to the extent such action causes adverse consequences to Bresnan under the U.K. City Code on Takeovers and Mergers.

(c)           From the date hereof until the date on which the U.K. Panel on Takeovers and Mergers confirms that the concert party relationship between Bresnan and the Liberty Stockholders has terminated, Bresnan will not, and will use its best efforts to cause any other person “acting in concert” (as such term is defined in the U.K. City Code on Takeovers and Mergers) with Bresnan not to, directly or indirectly purchase, acquire or Transfer any debt or equity securities of Telewest or any interest in such securities.

(d)           Bresnan represents and warrants to the Liberty Stockholders that neither Bresnan nor any person “acting in concert” (as such term is defined in the U.K. City Code on Takeovers and Mergers) with Bresnan (except the Liberty Stockholders and their Affiliates) owns any debt or equity securities of Telewest or any interest in such securities.

(e)           The Liberty Stockholders jointly and severally will indemnify, defend and hold harmless Bresnan and  its officers, directors, owners, Affiliates and agents from and against any loss, cost, liability or damage or expense incurred by Bresnan under the U.K. City Code on Takeovers and Mergers arising directly and exclusively from any action by Microsoft Corporation or any person “acting in concert” (as such term is defined in the U.K. City Code on Takeovers and Mergers) with Microsoft Corporation (except for Bresnan and its Affiliates) with respect to Telewest during the time that the Liberty Stockholders and Microsoft Corporation are concert parties.

6.3          Scope of Business.  The Stockholders agree that, without the unanimous consent of its Stockholders, the business of each Subject Company, Holding LLC and Flex Holdings will be limited to engaging in any business carried on by it as of the date hereof and purchasing, acquiring or investing in any capital stock, membership interests, partnership interests or other equity interests in or securities of any entity involved in similar lines of business.

6.4          Consolidated Financial Statements.  The Liberty Stockholders will cause each Subject Company to prepare and deliver to the Stockholders a) consolidated financial statements of the Subject Company within 120 days after the close of each fiscal year, b) quarterly consolidated financial statements within 90 days after the close of each fiscal quarter and c) and any monthly financial statements and reports that are prepared for the Board.

6.5          Tax Shelter Registration.  If the Liberty Stockholders determine that the transactions contemplated by the Transaction Documents will result in the creation of a tax shelter, they will cause such tax shelter to be registered under applicable tax shelter registration requirements.  The Liberty Stockholders jointly and severally will indemnify, defend and hold harmless Bresnan and its officers, directors, owners, Affiliates and agents from and against any loss, cost, liability or damage incurred by Bresnan arising directly out of the failure of the Liberty Stockholders to register such a tax shelter.  Any indemnification obligation arising under this Section 6.5 will be calculated on an after-tax basis.

6.6          Other Business Ventures.  Each Stockholder and its Affiliates may engage in or possess interests in other businesses or ventures of any nature without regard to whether such businesses or ventures are or may be deemed to be competitive in any way with the business of the Subject Companies or of Holding LLC, or of any person in which any Subject Company or Holding LLC holds an equity interest.  No Stockholder will have any obligation to offer any business or investment opportunity to any Subject Company or to Holding LLC.

6.7          Transfer Restrictions on Holding LLC Units.  None of the units in Holding LLC will be transferred by any of the Subject Companies, except to Stockholders of the Subject Companies in connection with any liquidation of any Subject Company, until all Subject Companies are liquidated.

6.8          No Princes Funding Obligation.  No holder of Preferred Stock in the Subject Companies or preferred units in Holding LLC will have any obligation to provide capital to Princes Holdings, Ltd., Liberty Ireland, Inc. or Liberty Ireland AL, Inc.

ARTICLE 7
GENERAL PROVISIONS

7.1          Legend on Stock Certificates.  Each certificate representing Shares that are subject to this Agreement will bear a legend substantially in the following form:

THE SALE, TRANSFER, ASSIGNMENT, PLEDGE OR ENCUMBRANCE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS’ AGREEMENT AMONG LIBERTY MEDIA CORPORATION, LIBERTY MEDIA INTERNATIONAL, INC., LIBERTY HOLDINGS EUROPE, INC. AND BCI INTERNATIONAL INVESTMENTS, LLC.  A COPY OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF [THE SUBJECT COMPANY].

7.2          Holding LLC.  To the extent that membership interests in Holding LLC are distributed to the Stockholders upon liquidation of any Subject Company, references to such Subject Company throughout this Agreement will instead be deemed to be references to Holding LLC, and references to capital stock of such Subject Company will be deemed to be references to membership interests or units in Holding LLC.

7.3          Specific Performance.  The parties hereto agree that any failure by any Stockholder to comply with the provisions of this Agreement would irreparably injure the other Stockholders, and that such injury could not fairly be compensated by money damages.  Therefore, each Stockholder agrees that this Agreement may be specifically enforced against it, and hereby irrevocably submits to the general jurisdiction of the state and federal courts located in the State of Colorado in any action to interpret or enforce this Agreement, and irrevocably waives any objection to jurisdiction it may have based on inconvenience of the forum.

7.4          Termination of Agreement.  This Agreement will terminate as to any Stockholder at such time as such Stockholder ceases to have any record or beneficial ownership interest in any Shares and in Holding LLC.

7.5          Amendment.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

7.6          Further Assurances.  If at any time after the Closing any further action is necessary or desirable to carry out the intent of this Agreement, each party will take such further actions (including the execution and delivery of instruments and documents), without additional consideration (except under Section 10.6 of the Purchase Agreement) as the other parties reasonably may request.

7.7          Waiver of Compliance.  Any failure of any of the parties to comply with any obligation, covenant, agreement or condition contained herein may be waived only if set forth in an instrument in writing signed by the party or parties to be bound by such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any other failure.

7.8          Severability.  If any term or provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced under any applicable laws or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein are not affected in any manner materially adverse to any party.  Upon such determination that any term or provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible and in a mutually acceptable manner so that the transactions contemplated herein are consummated as originally contemplated to the fullest extent possible.

7.9          Expenses and Obligations.  Except as otherwise expressly provided in this Agreement, the Purchase Agreement or as provided by law, if the Closing does not occur, all costs and expenses incurred by the parties hereto in connection with the consummation of the transactions contemplated hereby will be borne solely and entirely by the party which has incurred such expenses.

7.10        No Third Party Beneficiaries.  This Agreement will be binding upon and, except as provided below, inure solely to the benefit of each party and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other person (other than the indemnified parties provided for in this Agreement) any rights or remedies of any nature whatsoever under or by reason of this Agreement.

7.11        Notices.

(a)           All notices and other communications hereunder will be in writing and will be deemed given if delivered personally, telecopied, mailed by registered or certified mail (return receipt requested), or sent by recognized overnight courier to a party to the address set forth for such party below (or at such other address for a party as will be specified by like notice):

If to Bresnan:

c/o Bresnan Communications, Inc.
777 Westchester Avenue
White Plains, NY 10604
Attn: Robert V. Bresnan
Fax: (914) 641-3301

With a copy to:

Paul, Hastings, Janofsky & Walker LLP
75 E. 55th Street
New York, NY 10022
Attn: Marie Censoplano, Esq.
Fax: (212) 319-4090

if to any of the Liberty Stockholders:

12300 Liberty Boulevard
Englewood, CO 80112
Fax: (720) 875-5858
Attn: Elisa Erickson, Esq.

with a copy to:

Amy L. Hirter, Esq.
Jeffrey R. Kesselman, Esq.
Sherman & Howard L.L.C.
633 17th Street, Suite 3000
Denver, CO 80202
Fax: (303) 298-0940

(b)           Any of the above addresses may be changed at any time by notice given as provided above; however, any such notice of change of address will be effective only upon receipt.  All notices, requests or instructions given in accordance herewith will be deemed received on the date of delivery, if hand delivered, on the date receipt is confirmed, if telecopied, three Business Days after the date of mailing, if mailed by registered or certified mail, return receipt requested, and one Business Day after the date sent, if sent by recognized overnight courier.

7.12        Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

7.13        Entire Agreement.  This Agreement and the other Transaction Documents constitute the entire agreement of the parties hereto and supersede all prior agreements, letters of intent and understandings, both written and oral, among the parties with respect to the subject matter hereof.  There are no representations or warranties, agreements or covenants other than those expressly set forth in this Agreement and the other Transaction Documents.

7.14        Governing Law.  This Agreement will be construed in accordance with and governed by the internal laws of the State of Delaware, United States of America (without reference to its rules as to conflicts of law).

7.15        Assignment.  Neither this Agreement nor any of the rights, interests nor obligations hereunder will be assignable by any of the parties except in connection with the permitted Transfer of Shares.  Any attempted assignment in violation of this Section will be null and void.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Stockholders’ Agreement on the date first above written.

LIBERTY MEDIA CORPORATION

By:	/s/ Albert Rosenthaler
Name:	Albert Rosenthaler
Title:	Senior Vice President

LIBERTY MEDIA INTERNATIONAL, INC.

By:	/s/ Albert Rosenthaler
Name:	Albert Rosenthaler
Title:	Senior Vice President

LIBERTY HOLDINGS EUROPE, INC.

By:	/s/ Albert Rosenthaler
Name:	Albert Rosenthaler
Title:	Senior Vice President

BCI INTERNATIONAL INVESTMENTS, LLC,
by its managing member Bresnan International Investments, Inc.

By:	/s/ William J. Bresnan
Name:	William J. Bresnan
Title:	President of BCI International

SCHEDULE 1

TO

STOCKHOLDERS’ AGREEMENT

Subject Companies	Subject Company Base Amount

Liberty Global, Inc.	$26,519,740
Liberty UPCOY, Inc.	642,000
Liberty UK, Inc.	9,526,511
Liberty UK Holdings, Inc.	866,046
Liberty Programming UK, Inc.	4,498,103
Liberty TWSTY Holdings, Inc.	411,123
Liberty Ireland, Inc.	N/A
Liberty Ireland AL, Inc.	N/A